UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Resolution to Enter into a Trust Agreement for Acquisition of Treasury Shares

On February 4, 2016, the board of directors of KB Financial Group Inc. resolved to enter into a trust agreement to acquire treasury shares. The details are as follows:

1.	Total contract amount: KRW 300,000,000,000

2.	Contract period: February 4, 2016 — February 6, 2017

3.	Purpose of acquisition: To stabilize share price and increase shareholder value

4.	Contracting party: Samsung Securities Co., Ltd.

5.	Expected date of agreement: February 4, 2016

6.	Number of treasury shares owned as of February 3, 2016: None

7.	Date of resolution by the board of directors: February 4, 2016

•	Number of non-executive directors attended: 7 (all attended)

8.	Brokerage company appointed for the share acquisition: Samsung Securities Co., Ltd.

9.	Limitation on the acquisition price of treasury shares as of February 3, 2016:

(Unit: KRW millions)

Items	Amount
1. Upper limit of profits available for dividends in accordance with the Korean Commercial Code(1)	2,586,249
2. Amount of treasury shares acquired since the end of the previous fiscal year	—
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	—
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	—
5. Contract amount for the trust agreement	—
6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (moving average)	—
Limitation on the acquisition price of treasury shares (1-2-3-4-5+6)	2,586,249

(1)	As of the end of the previous fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 4, 2016	By:	/s/ Dong Cheol Lee
(Signature)

	Name:	Dong Cheol Lee
	Title:	Senior Managing Director